Exhibit 99.2

PARK HA BIOLOGICAL TECHNOLOGY CO., LTD.

901 & 901-2, Building C Phase 2, Wuxi International Life Science Innovation
Campus 196 Jinghui East Road Xinwu District, Wuxi, Jiangsu
Province People’s Republic of China 214000

PROXY FOR THE 2026 EXTRAORDINARY GENERAL MEETING
To Be Held at 10:30 A.M. local time on July 13, 2026
(Record Date — July 2, 2026)

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints ZHANG Xiaoqiu, as proxy of the undersigned, with full power to appoint her substitute, and hereby authorizes her to represent and to vote all the shares of PARK HA BIOLOGICAL TECHNOLOGY CO., LTD., which the undersigned is entitled to vote, as specified below on this card, at the 2026 Extraordinary General Meeting of PARK HA BIOLOGICAL TECHNOLOGY CO., LTD. on July 13, 2026, at 10:30 A.M., local time, at 901 & 901-2, Building C Phase 2, Wuxi International Life Science Innovation Campus, 196 Jinghui East Road, Xinwu District, Wuxi, Jiangsu Province People’s Republic of China 214000 and at any adjournment or postponement thereof. Each Class A Ordinary Share is entitled to one vote and each Class B Ordinary Share entitles the holder to twenty (20) votes.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE RECOMMENDATION OF THE BOARD OF DIRECTORS FOR EACH OF THE PROPOSALS. This proxy authorizes the above designated proxy to vote in his discretion on such other business as may properly come before the meeting or any adjournments or postponements thereof to the extent authorized by Rule 14a-4(c) promulgated under the Securities Exchange Act of 1934, as amended.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR”
EACH PROPOSAL SET FORTH BELOW.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK

PROPOSAL NO. 1: As an ordinary resolution, to approve an increase in the authorised share capital of the Company from US$3,000,000.00 divided into 3,000,000,000 ordinary shares of par value US$0.001 each, comprising 2,400,000,000 Class A Ordinary Shares and 600,000,000 Class B Ordinary Shares, to US$300,000,000 by creating additional 297,000,000,000 ordinary shares of par value US$ 0.001 each to rank pari passu in all respects with the existing shares in the capital of the Company such that the Company will be authorised to issue 300,000,000,000 ordinary shares of par value US$0.001 each, comprising 240,000,000,000 Class A Ordinary Shares and 60,000,000,000 Class B Ordinary Shares.

For	Against	Abstain
☐	☐	☐

PROPOSAL NO. 2: As an ordinary resolution, to approve that the Board be and is hereby authorised, in its sole discretion, to effect one or more consolidations of all of the Company’s authorised, issued and outstanding Class A Ordinary Shares and Class B Ordinary Shares at any time during the three (3)-year period following the date of the Extraordinary General Meeting, with the exact consolidation ratio and effective time to be determined by the Board in its sole discretion, provided that the aggregate consolidation ratio resulting from any and all such share consolidations shall not be less than 2-for-1 nor greater than 5,000-for-1, and that the consolidated shares shall have the same rights and be subject to the same restrictions (other than any adjustment to par value) as the corresponding shares immediately prior to such share consolidation under the Company’s then effective Amended and Restated Memorandum and Articles of Association.

For	Against	Abstain
☐	☐	☐

PROPOSAL NO. 3: As an ordinary resolution, to approve that Board be and is hereby authorised, in its sole discretion, to effect one or more subdivisions of all of the Company’s authorised, issued and outstanding Class A Ordinary Shares and Class B Ordinary Shares at any time during the three (3)-year period following the date of the Extraordinary General Meeting, with the exact subdivision ratio and effective time to be determined by the Board in its sole discretion, provided that the aggregate subdivision ratio resulting from any and all such share subdivisions shall not be less than 2-for-1 nor greater than 100-for-1, and that the subdivided shares shall have the same rights and be subject to the same restrictions (other than any adjustment to par value) as the corresponding shares immediately prior to such share subdivision under the Company’s then effective Amended and Restated Memorandum and Articles of Association.

For	Against	Abstain
☐	☐	☐

PROPOSAL NO. 4: As a special resolution, subject to the approval of Proposal No.1 and the separate approvals by the holders of the Class A Ordinary Shares and Class B Ordinary Shares in accordance with the Company’s existing amended and restated memorandum and articles of association, to approve the Company’s adoption of the Amended and Restated Memorandum and Articles of Association in the form produced to the Meeting and attached as Appendix 1 to the Notice of Extraordinary General Meeting, in substitution for, and to the exclusion of, the Company’s existing Amended and Restated Memorandum and Articles of Association.

For	Against	Abstain
☐	☐	☐

Please indicate if you intend to attend this meeting    ☐ YES    ☐ NO

This Proxy is solicited on behalf of the management of PARK HA BIOLOGICAL TECHNOLOGY CO., LTD.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this Proxy will be voted FOR the proposals described above.

TO VOTE ONLINE: www.Transhare.com click on Vote Your Proxy

Enter Your Control Number:

TO VOTE BY EMAIL: Please email your signed proxy card to Proxy@Transhare.com

TO VOTE BY FAX: Please fax this proxy card to 1.727. 269.5616

TO VOTE BY MAIL: Please sign, date and mail to:

Proxy Team

Transhare Corporation

17755 US Highway 19 N

Suite 140

Clearwater FL 33764

Signature of Shareholder:	Account Number (if any):
Date:	Stock Certificate Number(s):
No. of Shares Entitled to Vote:

Note:	Please sign exactly as your name or names appear in the Company’s stock transfer books. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.

If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If the signer is a partnership, please sign in partnership name by authorized person.

Please provide any change of address information in the spaces below in order that we may update our records:

Address: _______________________________________